Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) dated January 26, 2023 (the “Effective Date”) is by and between Expion360 Inc., a Nevada corporation (the “Company”) and John Yozamp (“Executive”).

RECITALS:

WHEREAS, the Company and Executive previously entered into an Employment Agreement, dated November 15, 2021, which set forth the terms of Executive’s employment as Chief Executive Officer of the Company (the “Original Agreement”);

WHEREAS, the Company and Executive desire to change Executive’s position from Chief Executive Officer to Co-Founder and Chief Business Development Officer; and

WHEREAS, the Company and Executive desire to amend and restate the Original Agreement, to set forth the terms of Executive’s employment as Co-Founder and Chief Business Development Officer.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1.                   Term of Employment. Subject to the provisions of Section 5 of this Agreement, Executive shall commence employment with the Company for a period (the “Employment Term”) commencing on the Effective Date and ending on December 31, 2023, or if Gross Revenue (as defined on Exhibit I) in the 2023 calendar year exceeds $2 million, on December 31, 2024, on the terms and subject to the conditions set forth in this Agreement.

2.                   Position, Duties, Authority, and Policies.

(a)                 Position. During the Employment Term, Executive shall serve as the Co-Founder and Chief Business Development Officer of the Company. In such position, Executive’s duties shall be to (i) identify opportunities for the business growth of the Company’s and its subsidiaries (the “Company Group”) and create marketing strategies based on such opportunities to meet and exceed the Company Group’s revenue goals; (ii) cultivate, influence, and secure new customers; (iii) assist and help the sales team to close their large business deals; (iv) lead market research plans to identify new business opportunities; (v) encourage the development of new and existing customers by creating and improving proposals and introduction of new products; (vi) provide training and mentoring to other members of the sales team; (vii) ensure that the Company Group meets its revenue targets; (viii) work with the Company’s Co-Founder, President & Chief Operating Officer on product vision and execution of plans that coincide with market demand; (ix) keep the Company Group moving towards its business statement, Safety, Quality, and Service!; and (x) any other such duties, functions, responsibilities and authority as shall be determined from time to time by the Company’s Co-Founder, President & Chief Operating Officer and the Company’s board of directors (the “Board”) and which shall be consistent with Executive’s position and title. Executive shall report directly to the Company’s Co-Founder, President & Chief Operating Officer and the Board. Executive shall be an executive officer of the Company and shall be subject to all Company policies relating to executive officers, including the Company’s insider trading policy and all securities law reporting requirements.

(b)                Time Commitments. Executive will devote substantially all of Executive’s business time and best efforts to the performance of Executive’s duties hereunder (excluding periods of vacation, approved time off or leave of absence) and will not, without the Company’s prior consent (which shall not be unreasonably withheld, conditioned or delayed), engage in any other business activities that could conflict with Executive’s duties or services to the Company Group. Executive shall be subject to the terms and conditions of the Company Group’s employee policies and codes of conduct as in effect from time to time to the extent not inconsistent with this Agreement.

(c)                 Resignation as Chairman. Other than as provided in this Agreement, as of the Effective Date, Executive shall be deemed to have resigned from all positions as an officer and director of the Company (including Executive’s role as Chairman of the Board), and all positions as an officer, director or fiduciary of any subsidiary of the Company.

3.                   Compensation.

(a)                 Base Salary. During the Employment Term, the Company shall pay (or cause to be paid) to Executive a base salary (“Base Salary”) at the annual rate of $283,200, payable in regular installments in accordance with the usual payment practices of the Company Group. Executive’s Base Salary shall be subject to annual review and subject to increase, but not decrease, as may be determined from time to time in the sole discretion of the Board.

(b)                Commissions. During the Employment Term, Executive shall be eligible to earn commissions (“Commissions”) based on the achievement of the sales objectives and targets, set forth on Exhibit I. Commissions shall be paid to Executive on the 20th of the month following the month that the customer invoice has been paid in full. No Commission shall be payable following the termination of Executive’s employment, except to the extent provided in Section 5.

4.                   Benefits.

(a)                 General. During the Employment Term, Executive shall be entitled to participate in the retirement, health and welfare benefit plans, practices, policies and arrangements of the Company Group as in effect from time to time (collectively, “Employee Benefits”), on terms and conditions no less favorable than each of the Employee Benefits are made available to any other senior executive of the Company Group (other than with respect to any terms and conditions specifically determined under this Agreement, the benefits for which shall be determined instead in accordance with this Agreement). For the avoidance of doubt, no new benefit plans shall be required to be adopted. Executive shall be entitled to the perquisites set forth on Exhibit II.

(b)                Vacation. Executive shall be entitled to six weeks’ paid vacation pursuant to the applicable Company vacation policy, plan or regular practice, as may be modified from time to time.

(c)                 Reimbursement of Business Expenses. During the Employment Term, the Company shall reimburse Executive for reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder in accordance with its then-prevailing business expense policy (which shall include appropriate itemization and substantiation of expenses incurred); provided that reimbursement for travel expenses incurred by Executive in the performance of Executive’s duties hereunder shall be made in accordance with the travel policy of the Company, which, with respect to Executive, shall be consistent with the travel policy in effect for Executive as of immediately prior to the Effective Date.

5.                   Termination.

(a)                 General. The Employment Term and Executive’s employment hereunder may be terminated by either party at any time and for any reason manner set forth in this Section 5; provided that the terminating party shall be required to give the other party at least 90 days’ advance written notice (the “Notice Period”) of such termination (other than as a result of (i) a termination by the Company for Cause (as defined below), which shall not require such advance notice, or (ii) a resignation by Executive for Good Reason (as defined below), which shall require notice as set forth in Section 5(d)(ii). Notwithstanding any other provision of this Agreement, the provisions of this Section 5 shall exclusively govern Executive’s rights upon termination of employment with Company; provided that Executive’s rights under any equity plan, equity incentive award agreement or other employee benefit plan that provides for rights (other than severance payments) upon termination of employment shall, in each case, be governed exclusively by such plan or agreement, as applicable.

(b)                By the Company for Cause or by Executive without Good Reason.

(i)                  The Employment Term and Executive’s employment hereunder (A) may be terminated by the Company for Cause with immediate effect and (B) shall terminate automatically upon the effective date (following the Notice Period) of Executive’s resignation for any reason other than Good Reason.

(ii)                  For purposes of this Agreement, “Cause” shall mean (A) any willful act or omission that constitutes a material breach by Executive of any of Executive’s material obligations under this Agreement; (B) the willful and continued failure or refusal of Executive to substantially perform the material duties reasonably required of Executive as an employee of the Company Group; (C) Executive’s commission or conviction of, or plea of guilty or nolo contendere to, (1) a felony or (2) a crime involving fraud or moral turpitude (or any other crime relating to the Company Group which would reasonably be expected to be materially injurious to the Company Group); provided that if the Company terminates Executive’s employment and withholds payments or benefits to Executive on the assertion that Executive committed a felony or crime described in this clause and Executive is subsequently acquitted of such felony or crime, then the Company shall promptly pay to Executive an amount sufficient to restore Executive to the same economic position Executive would have been in had Executive’s termination of employment been without Cause (including by paying an amount in severance that Executive would have been entitled to under this Agreement); (D) Executive’s willful theft, dishonesty or other misconduct that would reasonably be expected to be injurious to the Company Group; (E) Executive’s willful and unauthorized use, misappropriation, destruction or diversion of any material or intangible asset of the Company Group (including, without limitation, Executive’s willful and unauthorized use or disclosure of the Company Group’s confidential or proprietary information) that would reasonably be expected to be materially injurious to the Company Group; (F) any violation by Executive of any law regarding employment discrimination or sexual harassment that would reasonably be expected to be materially injurious to the Company Group; provided that a termination of Executive’s employment for Cause that is susceptible to cure shall not be effective unless the Company first gives Executive written notice of its intention to terminate and the grounds for such termination, and Executive has not, within ten business days following receipt of such notice, cured such Cause;

(iii)                  If Executive’s employment is terminated by the Company for Cause, Executive shall be entitled to receive:

(A)               the Base Salary through the date of termination;

(B)               reimbursement, within 30 days following receipt by the Company of Executive’s claim for such reimbursement (including appropriate supporting documentation), for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to Executive’s termination; provided that such claims for such reimbursement are submitted to the Company within 90 days following the date of Executive’s termination of employment; and

(C)               such Employee Benefits (other than with respect to severance benefits), if any, to which Executive may be entitled, payable in accordance with the terms and conditions of the Company’s equity plans or other Company plans, program and policies (the amounts described in clauses (A) through (C) hereof being referred to as the “Accrued Rights”).

Following such termination of Executive’s employment by the Company for Cause, except as set forth in this Section 5(b)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(iv)                  If Executive resigns for any reason other than Good Reason, provided that Executive will be required to comply with the Notice Period requirement in Section 5(a), Executive shall be entitled to receive the Accrued Rights. During the Notice Period, and subject to the following sentence, Executive shall continue to perform Executive’s duties and obligations under Section 2 hereto as reasonably requested by the Company, and shall receive the Base Salary and Employee Benefits. In lieu of all or any portion of the Notice Period, the Company, at its sole election, may elect to pay to Executive the Base Salary in lieu of notice (in which case, Executive’s employment shall terminate on the date elected by the Company) or, if Executive resigns for any reason other than Good Reason, the Company may elect to place Executive on “garden leave” during the Notice Period (such period, if elected, the “Garden Leave Period”). If such Garden Leave Period is elected by the Company, then during the Garden Leave Period, Executive shall (x) remain an employee of the Company but not be required to perform any duties for the Company or attend work and (y) be eligible for continued Base Salary and medical and other employee benefits, but no other compensation, including no incentive compensation or continued vesting in equity incentives or other awards during the Garden Leave Period. Following such resignation by Executive for any reason other than Good Reason, except as set forth in this Section 5(b)(iv), Executive shall have no further compensation or any other benefits under this Agreement.

(c)                 Disability or Death.

(i)                  The Employment Term and Executive’s employment hereunder shall terminate automatically on the Executive’s death. In the event of Executive’s Disability (as defined below), the Company shall be entitled to terminate the Employment Term and Executive’s employment hereunder. During any period that Executive is unable to perform Executive’s duties hereunder as a result of a disability prior to the termination of Executive’s employment for Disability, Executive shall continue to receive Executive’s full Base Salary set forth in Section 3(a) and Employee Benefits set forth in Section 4(a) until Executive’s employment is terminated pursuant to this Section 5(c)(i). For purposes of this Agreement, “Disability” shall mean any medically determinable physical or mental impairment resulting in Executive’s inability to engage in any substantial gainful activity, where such impairment can be expected to result in death or can be expected to last for a continuous period of inability to engage in any substantial gainful activity of not less than 12 months.

(ii)                  Upon termination of Executive’s employment hereunder as a result of Executive’s death or by the Company at a time when Executive has a Disability, Executive or Executive’s estate, survivors or beneficiaries (as the case may be) shall be entitled to receive:

(A)               the Accrued Rights; and

(B)               subject to Executive’s execution and non-revocation of a general release of claims in a form approved by the Company (the “Release”) in accordance with Section 5(f), any Commissions earned, but unpaid, as of the date of termination, paid in accordance with Section 3(b).

Following such termination of Executive’s employment hereunder as a result of Executive’s death or by the Company at a time when Executive has a Disability, except as set forth in this Section 5(c), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(d)                By the Company Without Cause (other than by reason of death or Disability) or Resignation by Executive for Good Reason.

(i)                  If Executive’s employment is terminated by the Company without Cause (other than as described in Section 5(c)) or by Executive for Good Reason, Executive shall be entitled to receive:

(A)               the Accrued Rights;

(B)               subject to Executive’s execution and non-revocation of the Release in accordance with Section 5(f), any Commissions earned, but unpaid, as of the date of termination, paid in accordance with Section 3(b); and

(C)               subject to Executive’s continued compliance in all material respects with Section 6, Section 7 and Section 8 hereof, and the execution and non-revocation of the Release in accordance with Section 5(f), the Company shall pay Executive (x) an amount equal to the remaining unpaid amounts under the Employment Term, payable in a single lump sum cash payment on the first regularly scheduled payroll date of the Company following the date the Release becomes effective and irrevocable; and (y) if Executive elects continuation of Executive’s medical and dental coverage under COBRA, Executive’s coverage and participation under the Company Group’s medical and dental benefit plans in which Executive was participating immediately prior to termination of employment pursuant to this Section 5(d)(i) (“Medical and Dental Benefits”) shall continue at the same cost to Executive as the cost for the Medical and Dental Benefits immediately prior to such termination until the earlier of (i) the 12-month anniversary of the date of termination or (ii) the date on which Executive becomes eligible for medical and/or dental coverage from Executive’s subsequent employer (it being understood such continuation of coverage may be made by paying Executive a series of monthly installment payments sufficient, after payment of federal and local income taxes, to pay Executive’s applicable monthly COBRA premium); provided further, that payments under (x) shall be in addition to any Base Salary payments made in lieu of all or a portion of the Notice Period. The Executive may choose to continue Medical and Dental Benefits under COBRA at Executive’s own expense for the balance, if any, of the period required by law.

Following such termination of employment without Cause by the Company or a resignation by Executive for Good Reason, except as set forth in this Section 5(d)(i), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(ii)                  For purposes of this Agreement, “Good Reason” shall mean any of the following (without Executive’s consent): (A) a decrease in Executive’s Base Salary, or a failure by any member of the Company Group to pay any compensation or provide any benefits due and payable to Executive in connection with Executive’s employment; (B) a diminution of the title, responsibilities or authority of Executive; (C) any member of the Company Group’s requiring Executive to be based at any office or location that is inconsistent with the terms of this Agreement or other understanding with the Company, so long as Executive’s actual work location(s) are reasonably appropriate (after reasonably taking into account Executive’s past practice as an employee of the Company prior to the Effective Date), given Executive’s duties and responsibilities and the needs of the Company Group; or (D) a material breach by the Company of this Agreement; provided that no event or condition described in clauses (A)-(D) above will constitute Good Reason unless (x) Executive gives the Board written notice of such event or condition giving rise to Good Reason within 30 days after Executive first learns of such event or condition, (y) the Company fails to cure such event or condition within 30 days after receipt of such notice and (z) Executive resigns from employment within 30 days following the expiration of such cure period. Executive agrees and acknowledges that the changes to Executive’s employment and compensation contemplated by this Agreement shall not constitute Good Reason under the Original Agreement.

(iii)                  If Executive’s employment with the Company is terminated by the Company without Cause (other than as described in Section 5(c)) the Company shall comply with the Notice Period requirement in Section 5(a). During such Notice Period, and subject to the following sentence, Executive shall continue to perform Executive’s duties and obligations under Section 2 hereto as reasonably requested by the Company. In lieu of all or any portion of the Notice Period, the Company, at its sole election, may elect to pay to Executive the Base Salary in lieu of notice (in which case, Executive’s employment shall terminate on the date so elected by the Company).

(e)                 Expiration of Employment Term. The continuation of Executive’s employment with the Company Group beyond the expiration of the Employment Term shall be deemed an employment at-will and shall not be deemed to extend any of the provisions of this Agreement and Executive’s employment may thereafter be terminated at-will by either Executive or the Company. If Executive’s employment is terminated at or following the expiration of the Employment Term, Executive shall be entitled to receive:

(i)                  the Accrued Rights; and

(ii)                  subject to Executive’s execution and non-revocation of the Release in accordance with Section 5(f), any Commissions earned, but unpaid, as of the date of termination, paid in accordance with Section 3(b).

(f)                  Release. Amounts payable to Executive under Section 5(c)(ii)(B), Section 5(d)(i)(B), Section 5(d)(i)(C) and Section 5(e)(ii) (collectively, the “Conditioned Benefits”) are subject to (A) Executive’s or Executive’s estate, survivors or beneficiaries (as the case may be) execution and non-revocation of the Release and (B) the expiration of any revocation period contained in such Release, in each case within 60 days following the date of termination. Further, to the extent that any of the Conditioned Benefits constitutes “nonqualified deferred compensation” for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the 60 day period following the date of termination begins in one calendar year and ends in a second calendar year, any payment of any amount or provision of any benefit otherwise scheduled to occur prior to the 60th day following the date of Executive’s termination of employment hereunder, but for the condition on executing the Release as set forth herein, shall not be made until the first regularly scheduled payroll date following such 60th day (regardless of when the Release is delivered), after which any remaining Conditioned Benefits shall thereafter be provided to Executive according to the applicable provision set forth herein.

(g)                Survivability. The provisions of Section 5, Section 6, Section 7, Section 8, Section 9 and Section 10 of this Agreement shall survive any termination of this Agreement or Executive’s termination of employment hereunder.

(h)                Notice of Termination; Board/Committee Resignation. Any purported termination of employment by the Company or by Executive (other than due to Executive’s death) pursuant to this Section 5 shall be communicated by a written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice that shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

6.                   Non-Competition; Non-Solicitation. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company Group and further acknowledges and recognizes that Executive has received, and will receive, Confidential Information (as defined below) and trade secrets of the Company Group, and accordingly agrees as follows:

(a)                 Noncompetition.

(i)                  During the Employment Term and until the later of (A) the second anniversary of the Company’s initial public offering (the “Post-Closing Restricted Period”) and (B) the second anniversary of Executive’s termination of employment with the Company Group (such actual period of restriction whether such period ends upon or after the expiration of the Post-Closing Restricted Period, the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or business organization, entity or enterprise whatsoever (“Person”), directly or indirectly solicit or assist in soliciting in competition with the Company Group the business of any then current or prospective client or customer with whom Executive (or Executive’s direct reports) had personal contact or dealings on behalf of the Company during the one-year period preceding Executive’s termination of employment.

(ii)                  During the Restricted Period, Executive will not directly or indirectly:

(A)               engage in any business activities involving any lithium-based battery or storage system for any commercial use (a “Competing Business”), individually or through an entity, as an employee, director, officer, owner, investor, partner, member, consultant, contractor, agent, joint venture, or otherwise, in any geographical area where any member of the Company Group engages in its business;

(B)               acquire a financial interest in, or otherwise become actively involved with, any Competing Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(C)               interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the members of the Company Group and any of their clients, customers, suppliers, partners, members or investors.

(iii)                  Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly, own, solely as an investment, securities of a Competing Business which is publicly traded on a national or regional stock exchange or on the over-the-counter-market if Executive does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b)                Employee Non-Solicitation. During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf or in conjunction with any Person, directly or indirectly:

(i)                  solicit or encourage any employee of the Company Group to leave the employment of the Company Group;

(ii)                  hire or solicit for employment any employee who was employed by the Company Group as of the date of Executive’s termination of employment with the Company Group for any reason or who left the employment of the Company Group coincident with, or within one year prior to, the date of Executive’s termination of employment with the Company Group for any reason; or

(iii)                  encourage any material consultant of the Company Group to cease working with the Company Group.

(c)                 Non-Disparagement. During the Employment Term and following a termination of employment for any reason (i) Executive agrees not to make, or direct any other Person to make, any Disparaging Statement (as defined below) about the Company Group, (or any of their respective officers or directors) (it being understood that comments made in Executive’s good faith performance of Executive's duties hereunder shall not be deemed disparaging or defamatory for purposes of this Agreement) and (ii) the Company shall instruct the members of the Board not to make, or direct any other Person to make, any Disparaging Statement about Executive. In addition, following the termination of Executive’s employment with the Company Group for any reason, the Company shall instruct the members of the Company Group’s management team and any other individual who is authorized to make any public statement on behalf of the Company Group not to make, or direct any other Person to make, any Disparaging Statement about Executive. For purposes of this Agreement, a “Disparaging Statement” shall mean any communication that is intended to defame or disparage, or has the effect of defaming or disparaging.

(d)                Blue Pencil. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 6 to be reasonable and necessary to protect the Company’s legitimate business interests and to be in consideration of Executive’s significant equity interests in the Company and the Company’s grant of equity interests to Executive, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(e)                 Extension of Restricted Period. The period of time during which the provisions of this Section 6 shall be in effect shall be extended by the length of time during which Executive is in breach of the terms hereof as determined by any court of competent jurisdiction on the Company’s application for injunctive relief.

(f)                  Garden Leave Period. The period of time during which the provisions of this Section 6 shall be in effect shall be reduced by the Garden Leave Period (if elected).

7.                   Confidentiality; Intellectual Property.

(a)                 Confidentiality.

(i)                  Executive will not at any time (whether during or after Executive’s employment with the Company), (x) retain; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside any Company Group member (other than (A) Executive’s professional advisers who are bound by confidentiality obligations, (B) in performance of Executive’s duties under Executive’s employment pursuant to customary industry practice, (C) in connection with any litigation proceedings for enforcement by Executive of Executive’s rights under this Agreement and (D) to Executive’s representatives who have a need to know such information for tax or financial reporting reasons), any non-public, proprietary or confidential information (in any form or medium, including text, digital or electronic) – including, without limitation, trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals (in any form or medium, tangible or intangible) – concerning the past, current or future business, activities and operations of an Company Group member and/or any third party that has disclosed or provided any of same to any Company Group member on a confidential basis (“Confidential Information”) without the prior written authorization of the Board. Executive will not at any time (whether during or after Executive’s employment with the Company Group) use any Confidential Information for the benefit, purposes or account of Executive or any other Person, other than in the performance of Executive’s duties under this Agreement.

(ii)                  “Confidential Information” shall not include any information that is (A) generally known to the industry or the public other than as a result of Executive’s breach of this covenant; (B) made available to Executive by a third party without breach of any confidentiality or other wrongful act of which Executive has knowledge; (C) required by law to be disclosed; provided that with respect to subsection (C) Executive shall (to the extent legally permissible and reasonably practicable) give prompt written notice to the Company of such requirement, disclose no more information than is required, and reasonably cooperate with any attempts by any Company Group member to obtain a protective order or similar treatment; or (D) permitted to be disclosed pursuant to any organizational document of the Company Group.

(iii)                  Except as required by law, Executive will not disclose to anyone, other than Executive’s family (it being understood that, in this Agreement, the term “family” refers to Executive, Executive’s spouse, spouse equivalent, children, parents, spouse’s parents and spouse equivalent’s parents) and advisors, the existence or contents of this Agreement; provided that Executive may disclose to any prospective future employer the provisions of Section 6 and Section 7 of this Agreement and, may disclose the existence or contents of this Agreement in connection with any litigation proceedings for enforcement by Executive of Executive’s rights under this Agreement (provided that, in connection with any such litigation or proceedings not involving the Company Group or any of their Affiliates, Executive shall (to the extent legally permissible and reasonably practicable) disclose no more information than is required). This Section 7(a)(iii) shall terminate if the Company publicly discloses a copy of this Agreement (or, if the Company publicly discloses summaries or excerpts of this Agreement, to the extent so disclosed).

(iv)                  Upon termination of Executive’s employment with the Company for any reason, Executive shall, upon the Company’s request, promptly destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information and nothing herein shall require Executive to destroy any computer records or files containing Confidential Information which Executive required to maintain pursuant to applicable law or in connection with any litigation proceedings for enforcement by Executive of Executive’s rights under this Agreement; provided that the provisions of this Agreement will continue to apply to such Confidential Information.

(v)                  Nothing in this Agreement shall prohibit or impede Executive from communicating, cooperating or filing a complaint with the U.S. federal, state or local governmental or law enforcement branch, agency or entity (or similar bodies of relevant foreign jurisdictions) (collectively, a “Governmental Entity”) with respect to possible violations of any applicable law or regulation, or from otherwise making disclosures to any Governmental Entity that are protected under the whistleblower provisions of any such law or regulation; provided that in each case such communications and disclosures are consistent with applicable law, and nothing shall preclude Executive’s right to receive an award from a Governmental Entity for information provided under any whistleblower program. Executive does not need the prior authorization of (or to give notice to) the Company regarding any such communication or disclosure.

(vi)                  Pursuant to the Defend Trade Secrets Act of 2016, the Company and Executive hereby confirm, understand and acknowledges that Executive shall not be held criminally or civilly liable under any applicable federal or state trade secret law for the disclosure of a trade secret that is made (A) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, in each case solely for the purpose of reporting or investigating a suspected violation of law, or (B) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. The Company and Executive hereby confirm, understand and acknowledge further that if Executive files a lawsuit for retaliation by an employee or for reporting a suspected violation of law, Executive may disclose the trade secret to Executive’s attorney and use the trade secret information in the court proceeding, if Executive (x) files any document containing the trade secret under seal and (y) does not disclose the trade secret, except pursuant to court order. Moreover, Executive does not need the prior authorization of (or to give notice to) the Company regarding any such communication or disclosure. Except as required by applicable law, under no circumstance will Executive be authorized to disclose any information covered by attorney-client privilege or attorney work product of the Company, without prior written consent of the Company’s General Counsel or other officer designated by the Company.

(b)                Intellectual Property.

(i)                  If Executive creates, invents, designs, develops, contributes to or improves any works of authorship, inventions, concepts, intellectual property, materials, trademarks or similar rights, documents or other work product (including without limitation, research, reports, software, algorithms, techniques, databases, systems, applications, presentations, textual works, content, improvements, or audiovisual materials), whether or not patentable or registrable under patent, trademark, copyright or similar laws (“Works”), either alone or with third parties, at any time during Executive’s employment by the Company Group members and within the scope of such employment (it being understood that, for the avoidance of doubt, the activities set forth on Exhibit III shall not be considered within the scope of such employment for the purposes of this Section 7) and/or with the use of any resources of any Company Group member or their respective Affiliates, such Works shall be “Company Group Works” (it being understood that, notwithstanding anything herein to the contrary, in no event shall Executive’s name, likeness, image or any other rights of publicity be considered Company Group Works). Executive agrees that all such Company Group Works shall, as between the parties hereto, be the sole and exclusive property and intellectual property of the Company. Notwithstanding the foregoing, Executive hereby irrevocably assigns, transfers and conveys (and agrees to so assign, transfer and convey), to the maximum extent permitted by applicable law, all of Executive’s right, title, and interest therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition, other intellectual property laws, and related laws) to the Company Group members to the extent ownership of any such rights does not vest originally in such Company Group members whether as a “work made for hire” or by virtue of the prior sentence. If Executive creates any written records (in the form of notes, sketches, drawings, or any other tangible form or media) of any Company Group Works such records will remain, as between the parties hereto, the sole property and intellectual property of the Company Group at all times. For clarity, any activities (A) using Executive’s name, likeness, image or any other rights of publicity, to the extent such activities would not otherwise be prohibited by Section 6 of the Agreement and are outside of the ordinary course of business of the Company Group, as such business exists now or at any time in the future, or (B) that are otherwise approved by the Board (which approval shall not be unreasonably withheld, conditioned or delayed) shall not be considered within the scope of Executive’s employment for the purposes of this Section 7.

(ii)                  Executive shall take all reasonably requested actions and execute all reasonably requested documents (including any licenses or assignments required by a government contract) at the expense of any Company Group member (but without further remuneration) to assist the applicable Company Group member or its affiliates in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company Group members’ rights in the Company Group Works. Executive hereby designates and appoints the Company and its designees as Executive’s agent and attorney-in-fact, to act for and in Executive’s behalf and stead solely to the extent necessary to execute and file such documents and solely to the extent Executive is unable or unwilling to do so. This power of attorney is coupled with an interest and is irrevocable. Executive shall not knowingly take any actions inconsistent with the Company’s ownership rights set forth in this Section 7, including by filing to register any Company Group Works in Executive’s own name.

(iii)                  Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with any Company Group member or their respective Affiliates any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive shall comply with all relevant policies and guidelines of the Company Group that are from time to time previously disclosed to Executive, including regarding the protection of Confidential Information and intellectual property and potential conflicts of interest.

(iv)                  Executive has listed on the attached Exhibit III, Works that are owned by Executive, in whole or jointly with others prior to Executive’s employment with the Company (such Works, together with any other Works owned by Executive in whole or jointly with others prior to Executive’s employment with the Company Group, collectively, “Prior Works”). Executive shall not use any Prior Work in connection with Executive’s employment with the Company Group without prior written consent of the Company. If, in connection with Executive’s employment with the Company, Executive incorporates into any Company product, service or process any Prior Work (or any portion of a Prior Work), in any manner whatsoever, Executive grants the Company a non-exclusive, perpetual (or the maximum time period allowed by applicable law), sub-licensable, assignable, royalty-free right and worldwide license to use, modify, reproduce, reduce to practice, market, distribute, communicate and/or sell such Prior Work or portion of such Prior Work solely to the extent necessary for the Company to exploit such Company product, service or process. The Company, on behalf of itself and the other members of the Company Group, agrees that any and all Prior Works shall, as between the parties hereto, be and remain the sole and exclusive property and intellectual property of Executive. For the avoidance of doubt, notwithstanding anything herein to the contrary, in no event shall any Prior Works (or any portion thereof) be considered “Confidential Information” under this Agreement.

8.                   Stand Still Obligation. During the Restricted Period, neither Executive nor any of Executive’s affiliates or representatives shall, without the prior approval of the Board, directly or indirectly, (a) solicit proxies or written consents of holders of Voting Securities, (b) make or in any way participate in any “solicitation” of any “proxy” to vote any such Voting Securities, or become a “participant”, or become a member of any group, in any election contest or for the approval of any shareholder proposal with respect to the Company (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or (c) seek to advise or influence any Person with respect to the voting of any Voting Securities; provided, however, Executive shall be entitled to vote any Voting Securities owed beneficially by Executive in his sole and absolute discretion. For purposes of this Agreement, “Voting Securities” shall mean the common stock or other equity securities of the Company having voting power, or securities convertible into, exchangeable for or exercisable for (whether or not currently convertible, exchangeable or exercisable) such securities.

9.                   Specific Performance. Executive acknowledges and agrees that the remedies of the Company Group at law for a breach or threatened breach of any of the provisions of Section 6, Section 7 and Section 8 of this Agreement would be inadequate and the Company Group would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a material breach, in addition to any remedies at law, any member of the Company Group, without posting any bond, shall be entitled, in addition to any other remedy available at law or equity, to cease making any payments or providing any benefit otherwise required by this Agreement, and may be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. Any determination as to whether Executive is in compliance with Section 6, Section 7 and Section 8 hereof shall be determined without regard to whether the Company Group could obtain an injunction or other equitable relief under the law of any particular jurisdiction.

10.                Miscellaneous.

(a)                 Indemnification; Directors’ and Officers’ Insurance. The Company shall indemnify and hold Executive harmless from and against any and all liabilities, obligations, losses, damages, fines, taxes and interest and penalties thereon (other than taxes based on fees or other compensation received by Executive from the Company), claims, demands, actions, suits, proceedings (whether civil, criminal, administrative, investigative or otherwise), costs, expenses and disbursements (including reasonable and documented legal and accounting fees and expenses, costs of investigation and sums paid in settlement) of any kind or nature whatsoever (collectively, “Claims and Expenses”), which may be imposed on, incurred by or asserted at any time against Executive that arises out of or relates to Executive’s service as an officer, director or employee, as the case may be, of any Company Group member, or Executive’s service in any such capacity or similar capacity with an affiliate of the Company Group or other entity at the request of the Company Group; provided that Executive shall not be entitled to indemnification hereunder against any Claims or Expenses that are finally determined by a court of competent jurisdiction to have resulted from any act or omission that (i) is a criminal act by Executive or (ii) constitutes fraud or willful misconduct by Executive. The Company shall pay the expenses (including reasonable legal fees and expenses and costs of investigation) incurred by Executive in defending any such claim, demand, action, suit or proceeding as such expenses are incurred by Executive and in advance of the final disposition of such matter; provided that Executive undertakes to repay such expenses if it is determined by agreement between Executive and the Company or, in the absence of such an agreement, by a final judgment of a court of competent jurisdiction that Executive is not entitled to be indemnified by the Company Group. The Company (or other Company Group member) will maintain directors’ and officers’ liability insurance providing coverage in such scope and subject to such limits as the Company determines, in its discretion, is appropriate.

(b)                Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflicts of laws principles thereof that would direct the application of the law of any other jurisdiction.

(c)                 Jurisdiction; Venue. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of any federal or state court sitting in the State of Nevada over any suit, action or proceeding arising out of or relating to this Agreement and each of the parties agrees that any action relating in any way to this Agreement must be commenced only in the federal or state courts of Nevada. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted or not prohibited by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Each of the parties hereto hereby irrevocably consents to the service of process in any suit, action or proceeding by sending the same by certified mail, return receipt requested, or by recognized overnight courier service, to the address of such party set forth in Section 10(j).

(d)                Entire Agreement; Amendments. This Agreement (including, without limitation, the exhibits attached hereto) contains the entire understanding of the parties with respect to the employment of Executive by any member of the Company Group, and supersedes all prior agreements and understandings between Executive and any member of the Company Group regarding the terms and conditions of Executive’s employment with the Company Group (including the Original Agreement), with the exception of any applicable prior invention assignment or the protections that exist under the terms of any applicable long term incentive plan (or any earned compensation, including under any retirement or deferred compensation plans), the Company’s 2021 Incentive Stock Plan and any other equity, option or warrant plan entered into between the Company and Executive. In addition, if the Company Group is a party to one or more agreements with Executive related to the matters subject to Section 6 and Section 7, such other agreement(s) shall remain in full force and effect and continue in addition to this Agreement, including, without limitation, any covenants pertaining to confidentiality, nondisclosure, non-competition, non-solicitation and non-disparagement applicable to Executive. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement (including, without limitation, the exhibits attached hereto) may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(e)                 No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(f)                  Set Off; No Mitigation. The Company’s obligation to pay Executive the amounts provided hereunder pursuant to Section 5(c)(ii)(B), Section 5(d)(i)(B) and Section 5(d)(i)(C), as applicable, following the Employment Term shall be subject to set-off for amounts owed by Executive to any Company Group member. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment, and such payments owed by the Company Group shall not be reduced by any compensation or benefits received from any subsequent employer (except as provided for in Section 5(d)(i)(C)), self-employment or other endeavor.

(g)                Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(h)                Assignment. This Agreement and all of Executive’s rights and duties hereunder shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement shall automatically be assigned by the Company to a person or entity which is a successor in interest (“Successor”) to all or substantially all of the then-business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such Successor.

(i)                  Compliance with Code Section 409A.

(i)                  The intent of the parties is that payments and benefits under this Agreement comply with or be exempt from Code Section 409A and the regulations and guidance issued thereunder (“Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. If any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause Executive to incur any additional tax or interest under Section 409A, the Company shall, after consulting with and receiving the approval of Executive, reform such provision in a manner intended to avoid the incurrence by Executive of any such additional tax or interest.

(ii)                  A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits that are considered nonqualified deferred compensation under Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A, and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” The determination of whether and when a separation from service has occurred for proposes of this Agreement shall be made in accordance with the presumptions set forth in Section 1.409A-1(h) of the Treasury Regulations.

(iii)                  Any provision of this Agreement to the contrary notwithstanding, if at the time of Executive’s separation from service, the Company determines that Executive is a “specified employee,” within the meaning of Section 409A, then to the extent any payment or benefit that Executive becomes entitled to under this Agreement on account of such separation from service would be considered nonqualified deferred compensation under Section 409A, such payment or benefit shall be paid or provided at the date which is the earlier of (x) six months and one day after such separation from service and (y) the date of Executive’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 10(i) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or provided to Executive in a lump-sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified herein.

(iv)                  Any reimbursements and in-kind benefits provided under this Agreement that constitute deferred compensation within the meaning of Section 409A shall be made or provided in accordance with the requirements of Section 409A, including that (A) in no event shall any fees, expenses or other amounts eligible to be reimbursed by the Company under this Agreement be paid later than the last day of the calendar year that follows the calendar year in which the applicable fees, expenses or other amounts were incurred; (B) the amount of expenses eligible for reimbursement, or in kind benefits that the Company is obligated to pay or provide, in any given calendar year shall not affect the expenses that the Company is obligated to reimburse, or the in-kind benefits that the Company is obligated to pay or provide, in any other calendar year, provided that the foregoing clause (B) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect; and (C) Executive’s right to have the Company pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit.

(v)                  For purposes of Section 409A, Executive’s right to receive any installment payments shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (for example, “payment shall be made within 30 days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement, to the extent such payment is subject to Section 409A.

(j)                  Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

Expion360 Inc.
2025 SW Deerhound Ave.
Redmond, OR 97756
Attention: Brian Schaffner

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue; 31st Floor
New York, NY 10022
Attn: Valerie Ford Jacob
Lori D. Goodman

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company.

(k)                Executive Representation. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of the terms of any employment agreement or other agreement or written policy to which Executive is a party or otherwise bound. Executive hereby further represents that Executive is not subject to any agreement with a previous employer that is unaffiliated with the Company Group that contains any restrictions on Executive’s ability to solicit, hire or engage any employee or other service provider of such previous, unaffiliated employer that would restrict the ability of Executive to perform Executive’s duties hereunder. Executive agrees that the Company is relying on the foregoing representations in entering into this Agreement and related equity-based award agreements.

(l)                  Cooperation. Executive shall provide reasonable cooperation in connection with any pending claim, litigation, regulatory or administrative proceeding involving any Company Group member (or any appeal from any action or proceeding) arising out of or related to the period when Executive was employed by any Company Group member. In the event that Executive’s cooperation is requested after the termination of Executive’s employment, the applicable Company Group member shall (i) use its reasonable efforts to minimize interruptions to Executive’s personal and professional schedule and (ii) pay Executive an agreeable amount for Executive’s time and (iii) reimburse Executive for all reasonable out-of-pocket expenses actually incurred by Executive in connection with such cooperation upon reasonable substantiation of such expenses.

(m)               Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation. Any amounts so withheld shall be properly paid over to the appropriate government authority.

(n)                Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties herein have duly executed this Agreement as of the day and year first above written.

EXPION360 INC.

By:/s/ Brian Schaffner________
Name: Brian Schaffner
Title: Chief Executive Officer

EXECUTIVE

/s/ John Yozamp______________
John Yozamp

Exhibit I

Commission Structure: Commissions are paid on the 20th of the month following the month that the customer invoice has been paid in full. Commissions are paid on the Company’s gross revenues directly sourced from sales worked on and closed by Executive and that have been entered into the Netsuite, the Company’s portal for tracking all sales deals (“Gross Revenue”). Any refunds, rebates, chargebacks, etc., will be adjusted to the original invoice. Any adjusted commission will be credited back to the Company during that month or the month following. The Gross Revenue goals for the commissions are annual goals, such that they will reset in January 2024. The Commissions have an accelerator, meaning that for each new level reached, the new higher rate is only applicable for the current range amount and is not retroactive to the previous range amount. For example, no additional Commissions will be paid on the first $3 million of Gross Revenue other than 2% of such Gross Revenue regardless of how much Gross Revenue Executive earns on behalf of the Company during 2023 and 2024.

Commissions are paid on the following schedule:

·	Gross Revenue of less than $3 million – 2%
·	Gross Revenue between $3 million and $5 million – 2.25%
·	Gross Revenue between $5 million and $7.5 million – 2.5%
·	Gross Revenue between $7.5 million and $10 million – 2.75%
·	Gross Revenue in excess of $10 million – 3%

Upon separation from the Company no further Commission will be paid, except as set forth in the Agreement.

Exhibit II

·	Company Car. During the Employment Term, Executive shall be entitled to a Company auto expense of $2,000 per month.

·	Private Office Expense. During the Employment Term, Executive shall be reimbursed for a private office at home or such other location, in an amount up to $1,000 per month.

Exhibit III

Executive may engage in the following activities:

·	with the approval of the Board (which approval shall not be unreasonably withheld, conditioned or delayed), Executive may serve on the board of directors (or equivalent governing bodies) of other for-profit enterprises provided such companies do not compete with the Company Group; and

·	engage in an unlimited number of (i) public speaking engagements, (ii) publishing opportunities and/or (iii) professional events or conferences, in each case, subject to the approval of the Board (which approval shall not be unreasonably withheld, conditioned or delayed) to the extent that such speaking engagements, publishing opportunities and events or conferences are outside of the ordinary course of business of the Company Group.

Executive shall be entitled to retain all fees or other payments earned in connection with the activities set forth on this Exhibit III.